OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)1

NACCO Industries, Inc.

(Name of Issuer)

Class A Common Stock, par value $1.00 per share

(Title of Class of Securities)

629579 10 3

(CUSIP Number)

Alfred M. Rankin, Jr.
5875 Landerbrook Drive
Cleveland, Ohio 44124-4017
(216) 449-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 7, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629579 10 3			Page 2 of 37

1.	Name of Reporting Person: Rankin Management, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 338,295

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 338,295

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 338,295

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.1%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 629579 10 3			Page 3 of 37

1.	Name of Reporting Person: Clara L. T. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 14,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 752,295

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 752,295

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.4%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 4 of 37

1.	Name of Reporting Person: Alfred M. Rankin, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 123,119

		8.	Shared Voting Power: 939,821

		9.	Sole Dispositive Power: 123,119

		10.	Shared Dispositive Power: 939,821

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,062,940

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 5 of 37

1.	Name of Reporting Person: Thomas T. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 57,027

		8.	Shared Voting Power: 751,782

		9.	Sole Dispositive Power: 57,027

		10.	Shared Dispositive Power: 751,782

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 808,809

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.3%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 6 of 37

1.	Name of Reporting Person: Claiborne R. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 38,045

		8.	Shared Voting Power: 770,354

		9.	Sole Dispositive Power: 38,045

		10.	Shared Dispositive Power: 770,354

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 808,399

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.3%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 7 of 37

1.	Name of Reporting Person: Roger F. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 75,210

		8.	Shared Voting Power: 744,838

		9.	Sole Dispositive Power: 75,210

		10.	Shared Dispositive Power: 744,838

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 820,048

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.4%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 8 of 37

1.	Name of Reporting Person: Bruce T. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 738,295

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 738,295

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.2%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 9 of 37

1.	Name of Reporting Person: John C. Butler, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,379

		8.	Shared Voting Power: 37,917

		9.	Sole Dispositive Power: 12,379

		10.	Shared Dispositive Power: 376,212

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 388,591

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.9%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 10 of 37

1.	Name of Reporting Person: Matthew M. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,134

		8.	Shared Voting Power: 10,587

		9.	Sole Dispositive Power: 5,134

		10.	Shared Dispositive Power: 348,882

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 354,016

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.4%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 11 of 37

1.	Name of Reporting Person: James T. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 11,461

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 11,461

		10.	Shared Dispositive Power: 338,295

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 349,756

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.3%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 12 of 37

1.	Name of Reporting Person: Alison A. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,400

		8.	Shared Voting Power: 79,353

		9.	Sole Dispositive Power: 2,400

		10.	Shared Dispositive Power: 817,648

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 820,048

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.4%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 13 of 37

1.	Name of Reporting Person: Victoire G. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 20,284

		8.	Shared Voting Power: 304,361

		9.	Sole Dispositive Power: 20,284

		10.	Shared Dispositive Power: 1,042,656

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,062,940

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 14 of 37

1.	Name of Reporting Person: Corbin K. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,900

		8.	Shared Voting Power: 67,614

		9.	Sole Dispositive Power: 2,900

		10.	Shared Dispositive Power: 805,909

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 808,809

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.3%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 15 of 37

1.	Name of Reporting Person: Chloe O. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 9,295

		8.	Shared Voting Power: 60,809

		9.	Sole Dispositive Power: 9,295

		10.	Shared Dispositive Power: 799,104

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 808,399

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.3%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 16 of 37

1.	Name of Reporting Person: David B. H. Williams		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,375

		8.	Shared Voting Power: 39,292

		9.	Sole Dispositive Power: 1,375

		10.	Shared Dispositive Power: 377,587

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 378,962

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.7%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 17 of 37

1.	Name of Reporting Person: Clara Rankin Williams		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,375

		8.	Shared Voting Power: 39,292

		9.	Sole Dispositive Power: 1,375

		10.	Shared Dispositive Power: 378,587

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 378,962

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.7%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 18 of 37

1.	Name of Reporting Person: Scott Seelbach		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 10,124

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 348,419

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 348,419

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.3%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 19 of 37

1.	Name of Reporting Person: Alfred M. Rankin, Jr., as Trustee of Clara L. T. Rankin’s Qualified Annuity Interest Trust 2004 A		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 629579 10 3			Page 20 of 37

1.	Name of Reporting Person: Elizabeth B. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 15,721

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 354,016

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 354,016

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.4%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 21 of 37

1.	Name of Reporting Person: Claiborne R. Rankin, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 7,790

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 346,085

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 346,085

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.2%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 22 of 37

1.	Name of Reporting Person: Helen R. Butler		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 50,296

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 388,591

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 388,591

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.9%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 23 of 37

1.	Name of Reporting Person: Julia L. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 4,850

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 343,145

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 343,145

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.2%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 24 of 37

1.	Name of Reporting Person: Thomas Parker Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,400

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,400

		10.	Shared Dispositive Power: 338,295

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 341,695

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.2%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3	Page 25 of 37

     This Amendment No. 12 to Schedule 13D (this “Amendment No. 12”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class A Common Stock (the “Class A Common”) of NACCO Industries, Inc. (the “Company”) that appeared in the Schedule 13D filed by the Reporting Persons on February 18, 1998 (the “Initial Filing”), as amended on March 30, 1998 (the “Amendment No. 1”), as amended on April 9, 1998 (the “Amendment No. 2”), as amended on January 11, 1999 (the “Amendment No. 3”), as amended on May 14, 1999 (the “Amendment No. 4”), as amended on November 13, 2000 (the “Amendment No. 5”), as amended on February 14, 2001 (the “Amendment No. 6”), as amended on January 10, 2002 (the “Amendment No. 7”), as amended on October 31, 2002 (the “Amendment No. 8”), as amended on January 9, 2003 (the “Amendment No. 9”), as amended on April 24, 2003 (the “Amendment No. 10”), and as amended on February 17, 2004 (the “Amendment No. 11”) (collectively, the “Filings”). This Amendment No. 12 (a) updates certain information with respect to certain Reporting Persons under the Filings, (b) reflects the acquisitions and/or dispositions of shares of Class A Common by certain Reporting Persons, (c) provides information with respect to new Reporting Persons (together with the existing Reporting Persons, the “Reporting Persons”) and (d) reflects the contribution of Class A Common to Rankin Associates IV, L.P., a Delaware limited partnership (“Rankin IV”), as contemplated by the Letter Agreement, dated February 7, 2005 (the “Letter Agreement”). Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Filings.

Item 2. Identity and Background.

     (a) – (c) Item 2 of the Filings is hereby amended as follows:

     The statements under the heading James T. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     James T. Rankin’s resident address is 2731 Arden Road, Atlanta Georgia 30327. He is employed by King Commercial Properties, 1465 Northside Drive, Suite 124, Atlanta, Georgia 30318.

     The statements under the heading Corbin K. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     Corbin K. Rankin’s business address is 5204 Patterson Avenue, Suite C, Richmond, Virginia 23221. She is not employed.

     The statements under the heading David B. H. Williams, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     David B.H. Williams’ business address is Williams, Collins & Bax, P.C., 111 West Washington, Suite 820, Chicago, Illinois 60602. He is an attorney.

     The statements under the heading Clara Rankin Williams, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     Clara Rankin Williams’ business address is 8550 West Bryn Mawr Road, Suite 200, Chicago, Illinois. She is the Director of Business Development for ubid.com at the same address.

     The statements under the heading Scott Seelbach, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     Scott Seelbach’s business address is 5900 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124. He is a student.

     Following the entry for Elizabeth B. Rankin under the heading “Item 2. Identity and Background,” which appears in the Filings, insert the following information with respect to a new Reporting Person:

     Claiborne R. Rankin, Jr.’s business address is One South Wacker Drive, 35th Floor, Chicago, Illinois, 60606-4685. He is a Sales and Marketing Associate with Stein Roe Investment Counsel.

     Following the entry for Claiborne R. Rankin, Jr. under the heading “Item 2. Identity and Background,” which appears in the Filings, insert the following information with respect to a new Reporting Person:

     Helen R. Butler’s resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. She is Camp Director for Aloha Foundation, 7968 Lake Morey Road, Fairlee, Vermont 05045.

CUSIP No. 629579 10 3	Page 26 of 37

     Following the entry for Helen R. Butler, under the heading “Item 2. Identity and Background,” which appears in the Filings, insert the following information with respect to a new Reporting Person:

     Julia L. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040. She is a student.

     Following the entry for Julia L. Rankin under the heading “Item 2. Identity and Background,” which appears in the Filings, insert the following information with respect to a new Reporting Person:

     Thomas Parker Rankin’s resident address is 214 Banbury Road, Richmond, Virginia 23221. He is a student.

     (d) None of the persons identified in this Item 2 in this Amendment No. 12 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the persons identified in this Item 2 in this Amendment No. 12 has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the Reporting Individuals identified in this Item 2 in this Amendment No. 12 are citizens of the United States of America.

Item 4. Purpose of Transaction.

     Pursuant to the terms and conditions of the Letter Agreement, attached as an Exhibit hereto and incorporated by reference, the Partnership contributed 400,000 shares of Class A Common to Rankin IV. The purpose of the contribution was to provide a vehicle for exchanging Class A Common for shares of Class B Common Stock, par value $1.00 per share (“Class B Common”), of the Company in the registered exchange offer being made pursuant to the terms and conditions set forth in the Registration Statement on Form S-4, initially filed by the Company on January 12, 2005 (Registration Number 333-121996), as amended, which was declared effective by the Securities and Exchange Commission on February 7, 2005.

     Except as expressly set forth herein, the Reporting Persons do not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of common stock of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) – (b) The fifth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Clara L. T. Rankin, is hereby deleted and replaced in its entirety as follows:

CUSIP No. 629579 10 3	Page 27 of 37

          The fourth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by RMI is hereby deleted and replaced in its entirety as follows:

          Rankin Management, Inc. RMI has the sole power to vote the 338,295 shares of Class A Common with RMI held by the Partnership, and has shared power to dispose of the 338,295 shares of Class A Common, which constitutes approximately 5.1% of the Class A Common outstanding on December 31, 2004. RMI exercises such powers by action of its board of directors which acts by majority vote. Currently, RMI’s board of directors consists of Alfred M. Rankin, Jr., Claiborne R. Rankin, Roger F. Rankin and Thomas T. Rankin.

          The fifth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Clara L. T. Rankin is hereby deleted and replaced in its entirety as follows:

          Clara L. T. Rankin. As of February 7, 2005, as a result of the transactions contemplated in the Letter Agreement, Mrs. Rankin ceased to hold any interest in the Partnership. She continues to share the power to dispose of 400,000 shares of Class A Common with the other partners of Rankin IV, as a limited partner of Rankin IV. In addition, Mrs. Rankin shares the power to vote and dispose of 14,000 shares of Class A Common pursuant to an Agreement, dated July 20, 2000, creating a trust for the benefit of Clara L. T. Rankin.

     The sixth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Alfred M. Rankin, Jr., is hereby deleted and replaced in its entirety as follows:

          Alfred M. Rankin, Jr. Mr. Rankin (a) shares with National City Bank, a national banking association (“NCB”), the power to vote and dispose of 2,000 shares of Class A Common pursuant to an agreement with his mother (Clara L. T. Rankin), creating a charitable trust for 20 years and then for the benefit of her grandchildren; (b) shares with his mother the power to vote and dispose of 32,800 shares of Class A Common pursuant to an agreement with his mother, creating a trust for the benefit of her grandchildren; (c) shares with National City Bank the power to vote and dispose of 26,608 shares of Class A Common held by the A.M. Rankin Sr. GST Trust A for the benefit of Alfred M. Rankin, Sr.’s grandchildren; (d) shares with his child the power to vote and dispose of 37,917 shares of Class A Common held in trust for the benefit of that child; (e) shares with a second child the power to vote and dispose of 37,917 shares of Class A Common held in trust for the benefit of that child; (f) shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the held by the Partnership; (g) shares with the other partners of Rankin IV the power to vote and dispose of 400,000 shares of Class A Common held by Rankin IV; (h) has the sole power to vote and dispose of 106,615 shares of Class A Common under the Alfred Rankin Trust, with himself as Trustee and for his benefit; (i) has the sole power to vote and dispose of 2,504 shares of Class A Common held by Alfred M. Rankin, Jr.’s 2005 Qualified Annuity Interest Trust; (j) shares with NCB the power to vote and dispose of 30,000 shares of Class A Common held in a revocable trust for the benefit of his mother; (k) has the sole power to vote and dispose of an additional 14,000 shares of Class A Common held by him directly; (l) shares with his mother the power to vote and dispose of 14,000 shares of Class A Common held in trust for the benefit of his mother; (m) and is deemed to share with his spouse the power to vote and dispose of 20,284 shares of Class A Common owned by his spouse (Victoire Rankin). Collectively, the 1,062,940 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 16.0% of the Class A Common outstanding as of December 31, 2004.

     The seventh paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Thomas T. Rankin, is hereby deleted and replaced in its entirety as follows:

          Thomas T. Rankin. Mr. Rankin (a) has sole power to vote and dispose of 57,027 shares of Class A Common under the Thomas Rankin Trust; (b) is deemed to share with his spouse the power to vote and to dispose of 2,900 shares of Class A Common owned by his spouse (Corbin K. Rankin); (c) shares as co-trustee with his child of a trust for the benefit of that child the power to vote and dispose of 10,587 shares of Class A Common; (d) shares with Rankin Management, Inc. and the other Reporting Persons the power to vote and dispose of 338,295 shares of Class A Common held by the Partnership; and shares with the other partners of Rankin IV the power to vote and dispose of 400,000 shares of Class A Common held by Rankin IV. Collectively, the 808,809 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 12.3% of the Class A Common outstanding as of December 31, 2004.

CUSIP No. 629579 10 3	Page 28 of 37

     The eighth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Claiborne R. Rankin, is hereby deleted and replaced in its entirety as follows:

          Claiborne R. Rankin. Mr. Rankin (a) has sole power to vote and dispose of 38,045 shares of Class A Common under the Claiborne Rankin Trust; (b) is deemed to share, as trustee, the power to vote and dispose of 7,790 shares of Class A Common held in trust for the benefit of his son; (c) is deemed to share, as trustee, the power to vote and dispose of 4,850 shares of Class A Common held in trust for the benefit of a second child; (d) is deemed to share, as trustee, the power to vote and dispose of 10,124 shares of Class A Common held in trust for the benefit of a third child; (e) is deemed to share with his spouse (Chloe O. Rankin) the power to vote and dispose of 9,295 shares of Class A Common owned by his spouse; (f) shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; and (g) shares with the other partners of Rankin IV the power to vote and dispose of 400,000 shares of Class A Common held by Rankin IV. Collectively, the 808,399 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 12.3% of the Class A Common outstanding as of December 31, 2004.

     The ninth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Roger F. Rankin, is hereby deleted and replaced in its entirety as follows:

          Roger F. Rankin. Mr. Rankin (a) has sole power to vote and dispose of 75,210 shares of Class A Common under the Roger F. Rankin Trust; (b) is deemed to share with his spouse the power to vote and dispose of 3,015 shares of Class A Common held in trust for their child, and 1,128 shares of Class A Common held in trust for a second child held by his spouse as trustee of both trusts; (c) is deemed to share with his spouse (Alison A. Rankin) the power to vote and dispose of 2,400 shares of Class A Common owned by his spouse; (d) shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (e) shares with the other partners of Rankin IV the power to vote and dispose of 400,00 shares of Class A Common held by Rankin IV. Collectively, the 820,408 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 12.4% of the Class A Common outstanding as of December 31, 2004.

     The tenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Bruce T. Rankin, is hereby deleted and replaced in its entirety as follows:

          Bruce T. Rankin. Mr. Rankin shares with the other Reporting Individuals the power to dispose of 338,295 shares of Class A Common held by the Partnership. Mr. Rankin also shares with other partners of Rankin IV the power to dispose of 400,000 shares of Class A Common held by the Partnership. Collectively, the 738,295 shares of Class A Common held by Mr. Rankin constitute approximately 11.2% of the Class A Common outstanding as of December 31, 2004.

     The eleventh paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by John C. Butler, Jr., is hereby deleted and replaced in its entirety as follows:

          John C. Butler, Jr. Mr. Butler (a) by virtue of the Partnership Interests received as gifts, shares with RMI and the other Reporting Individuals the power to dispose of 338,295 shares of Class A Common held by the Partnership, (b) has sole power to vote and dispose of 12,379 shares of Class A

CUSIP No. 629579 10 3	Page 29 of 37

Common held by Mr. Butler, including (i) 6,674 shares of Class A Common held in a trust created under the Agreement, dated June 17, 1999, creating a revocable trust for the benefit of Mr. Butler, (ii) 2,800 shares of Class A Common held in his individual retirement account, (iii) as trustee, 1,530 shares of Class A Common held in a trust for the benefit of his minor daughter and (iv) as trustee, 1,375 shares of Class A Common held in a trust for the benefit of his minor son and (c) is deemed to share with his spouse (Helen Rankin Butler) the power to vote and dispose of 37,917 shares of Class A Common beneficially owned by his spouse because she resides with him. Collectively, the 388,591 shares of Class A Common beneficially owned by Mr. Butler constitute approximately 5.9% of the Class A Common outstanding as of December 31, 2004.

     The twelfth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Matthew M. Rankin, is hereby deleted and replaced in its entirety as follows:

          Matthew M. Rankin. Mr. Rankin (a) has sole power to vote and dispose of 5,134 shares of Class A Common, (b) as co-trustee, Mr. Rankin shares with his father (Thomas T. Rankin) the power to vote and dispose of 10,587 shares of Class A Common held in a trust for the benefit of Mr. Rankin and (c) by virtue of the Partnership Interests received as gifts, shares with RMI and the other Reporting Individuals the power to dispose of 338,295 shares of Class A Common held by the Partnership. Collectively, the 354,016 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 5.4% of the Class A Common outstanding as of December 31, 2004.

     The thirteenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by James T. Rankin, is hereby deleted and replaced in its entirety as follows:

          James T. Rankin. Mr. Rankin (a) by virtue of the Partnership Interests received as a gift from Clara L. T. Rankin, shares with RMI and the other Reporting Individuals the power to dispose of 338,295 shares of Class A Common held by the Partnership and (b) has sole power to vote and dispose of 11,461 shares of Class A Common. Collectively, the 349,756 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 5.3% of the Class A Common outstanding as of December 31, 2004.

     The fourteenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Alison A. Rankin, is hereby deleted and replaced in its entirety as follows:

          Alison A. Rankin. Mrs. Rankin (a) by virtue of the Partnership Interests received as a gift from Clara L. T. Rankin, shares with RMI and the other Reporting Individuals the power to dispose of 338,295 shares of Class A Common held by the Partnership, (b) has sole power to vote and dispose of 2,400 shares of Class A Common, (c) is deemed to share with her spouse (Roger F. Rankin) the power to vote and dispose of 75,210 shares of Class A Common owned by a revocable trust for the benefit of her spouse because she resides with him, (d) is deemed to share the power to vote and to dispose of 3,015 shares of Class A Common held in trust for a daughter and 1,128 shares of Class A Common held in trust for another daughter (Mrs. Rankin serves as trustee under both trusts) and (e) is deemed to share with her spouse the power to dispose of 400,000 shares of Class A Common held by Rankin IV. Collectively, the 820,048 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 12.4% of the Class A Common outstanding as of December 31, 2004.

CUSIP No. 629579 10 3	Page 30 of 37

     The fifteenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Victoire G. Rankin, is hereby deleted and replaced in its entirety as follows:

          Victoire G. Rankin. Mrs. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with RMI and the other Reporting Individuals the power to dispose of 338,295 shares of Class A Common held by the Partnership, (b) has the sole power to vote and dispose of 20,284 shares of Class A Common held in a trust created under the Agreement, dated September 28, 2000, creating a trust for the benefit of Mrs. Rankin, (c) is deemed to share the power to vote and dispose of 2,000 shares of Class A Common owned by a charitable trust for 20 years and then for the benefit of the grandchildren of Clara L. T. Rankin because her spouse (Alfred M. Rankin, Jr.) is co-trustee of such trust and her spouse resides with her, (d) is deemed to share the power to dispose of 32,800 shares of Class A Common owned by a trust created for the benefit of the grandchildren of Clara L. T. Rankin because her spouse is trustee of such trust and her spouse resides with her, (e) is deemed to share the power to vote and dispose of 26,608 shares of Class A Common owned by a trust created for the benefit of the grandchildren of Alfred M. Rankin, Sr. because her spouse is co-trustee of such trust and her spouse resides with her, (f) is deemed to share the power to vote and dispose of 37,917 shares of Class A Common owned by a trust created for the benefit of Helen R. Butler because her spouse is trustee of such trust and her spouse resides with her, (g) is deemed to share the power to vote and dispose of 37,917 shares of Class A Common held in trust for the benefit of Clara R. Williams because her spouse is trustee of such trust and her spouse resides with her, (h) is deemed to share the power to vote and dispose of 106,615 shares of Class A Common owned by a revocable trust for the benefit of her spouse because her spouse resides with her, (i) is deemed to share the power to vote and dispose of 2,504 shares of Class A Common owned by an irrevocable trust (Alfred M. Rankin, Jr.’s 2005 Qualified Annuity Interest Trust) for the benefit of her spouse because her spouse resides with her, (j) is deemed to share the power to vote and dispose of an additional 14,000 shares of Class A Common owned by her spouse because her spouse resides with her, (k) is deemed to share the power to vote and dispose of 30,000 shares of Class A Common held in trust for the benefit of Clara L. T. Rankin because her spouse is co-trustee of such trust and her spouse resides with her, (l) is deemed to share the power to vote and dispose of 14,000 shares of Class A Common held in trust for the benefit of Clara L. T. Rankin because her spouse is trustee of such trust and her spouse resides with her and (m) is deemed to share with her spouse the power to dispose of 400,000 shares of Class A Common held by Rankin IV. Collectively, the 1,062,940 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 16.1% of the Class A Common outstanding as of December 31, 2004.

     The sixteenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Corbin K. Rankin, is hereby deleted and replaced in its entirety as follows:

          Corbin K. Rankin. Mrs. Rankin (a) shares with RMI and the other Reporting Individuals the power to dispose of 338,295 shares of Class A Common held by the Partnership, (b) has sole power to vote and dispose of 2,900 shares of Class A Common held by Mrs. Rankin, (c) is deemed to share with her spouse (Thomas T. Rankin) the power to vote and dispose of 57,027 shares of Class A Common owned by a revocable trust for the benefit of her spouse because her spouse resides with her, (d) is deemed to share with her spouse the power to vote and dispose of 10,587 shares of Class A Common held by her spouse as co-trustee of a trust for the benefit of a majority age son because her spouse resides with her and (e) is deemed to share with her spouse the power to dispose of 400,000 shares of Class A Common held by Rankin IV. Collectively, the 808,809 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 12.3% of the Class A Common outstanding as of December 31, 2004.

CUSIP No. 629579 10 3	Page 31 of 37

     The seventeenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Chloe O. Rankin, is hereby deleted and replaced in its entirety as follows:

          Chloe O. Rankin. Mrs. Rankin (a) shares with RMI and the other Reporting Individuals the power to dispose of 338,295 shares of Class A Common held by the Partnership, (b) is deemed to share the power to vote and dispose of 38,045 shares of Class A Common owned by a revocable trust created for the benefit of her spouse (Claiborne R. Rankin) because her spouse resides with her, (c) is deemed to share the power to vote and dispose of 7,790 shares of Class A Common owned by a trust created for the benefit of her son (Claiborne R. Rankin, Jr.) because her spouse is trustee of such trust and her spouse resides with her, (d) is deemed to share the power to vote and dispose of 4,850 shares of Class A Common held by her spouse as custodian for their minor daughter because her spouse resides with her, (e) is deemed to share the power to vote and dispose of 10,124 shares of Class A Common owned by a trust created for the benefit of her daughter (Chloe R. Seelbach) because her spouse is trustee of such trust and her spouse resides with her, (f) has the sole power to vote and dispose of 9,295 shares of Class A Common held in a trust created under the Agreement, dated June 1, 1995, creating a trust for the benefit of Mrs. Rankin and (g)  is deemed to share with her spouse the power to dispose of 400,000 shares of Class A Common held by Rankin IV. Collectively, the 808,399 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 12.3% of the Class A Common outstanding as of December 31, 2004.

     The eighteenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by David B. H. Williams, is hereby deleted and replaced in its entirety as follows:

          David B. H. Williams. Mr. Williams (a) shares with RMI and the other Reporting Individuals the power to dispose of 338,295 shares of Class A Common held by the Partnership, (b) has sole power to vote and dispose of 1,375 shares of Class A Common held by Mr. Williams, (c) is deemed to share with his spouse the power to vote and dispose of 37,917 shares of Class A Common beneficially owned by his spouse (Clara R. Williams) because she resides with him and (d) is deemed to share with his spouse the power to vote and dispose of 1,375 shares of Class A Common held by his spouse as custodian for their minor daughter because his spouse resides with him. Collectively, the 378,962 shares of Class A Common beneficially owned by Mr. Williams constitute approximately 5.7% of the Class A Common outstanding as of December 31, 2004.

     The nineteenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Clara Rankin Williams, is hereby deleted and replaced in its entirety as follows:

          Clara Rankin Williams. Mrs. Williams (a) shares with RMI and other Reporting Individuals the power to dispose of 338,295 shares of Class A Common held by the Partnership, (b) is deemed to share with her father (Alfred M. Rankin, Jr.) the power to vote and dispose of 37,917 shares of Class A Common held by a revocable trust created for her benefit and of which her father is the trustee, (c) has sole power to vote and dispose of 1,375 shares of Class A Common held by Mrs. Williams as custodian for her minor daughter and (d) is deemed to share the power to vote and dispose of 1,375 shares of Class A Common owned by her spouse (David Williams) because he resides with her. Collectively, the 378,962 shares of Class A Common beneficially owned by Mrs. Williams constitute approximately 5.7% of the Class A Common outstanding as of December 31, 2004.

CUSIP No. 629579 10 3	Page 32 of 37

     The twentieth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Scott Seelbach, is hereby deleted and replaced in its entirety as follows:

          Scott Seelbach. Mr. Seelbach (a) by virtue of the partnership interests received as a gift from Clara L. T. Rankin, shares with RMI and the other Reporting Individuals the power to dispose of 338,295 shares of Class A Common held by the Partnership and (b) is deemed to share the power to vote and dispose of 10,124 shares of Class A Common held in trust for the benefit of his spouse because his spouse (Chloe R. Seelbach) resides with him. Collectively, the 348,419 shares of Class A Common beneficially owned by Mr. Seelbach constitute approximately 5.3% of the Class A Common outstanding as of December 31, 2004.

     The twenty-first paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Alfred M. Rankin, Jr., as Trustee of the Clara L. T. Rankin’s Qualified Annuity Interest Trust 2004 A, is hereby deleted and replaced in its entirety as follows:

          Alfred M. Rankin, Jr., as Trustee of the Clara L. T. Rankin’s Qualified Annuity Interest Trust 2004 A. As of October 25, 2004, The Clara Rankin Annuity Trust ceased to hold any interest in the Partnership or in Class A Common.

     The twenty-second paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Elizabeth B. Rankin is hereby deleted and replaced in its entirety as follows:

          Elizabeth B. Rankin. Mrs. Rankin (a) shares with RMI and the other Reporting Individuals the power to dispose of 338,295 shares of Class A Common held by the Partnership, (b) is deemed to share with her spouse (Matthew M. Rankin) the power to vote and dispose of 10,587 shares of Class A Common beneficially owned by her spouse because he resides with her and (c) is deemed to share the power to vote and dispose of 5,134 shares of Class A Common owned by her spouse because her spouse resides with her. Collectively, the 354,016 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 5.4% of the Class A Common outstanding as of December 31, 2004.

     Following the entry for Elizabeth B. Rankin, under the heading “Item 5. Interest in Securities of the Issuer,” which appears in the Filings, insert the following information with respect to a new Reporting Person:

          Clairborne R. Rankin, Jr. Mr. Rankin (a) shares with RMI and other Reporting Individuals the power to dispose of 338,295 shares of Class A Common held by the Partnership and (b) shares the power to vote and dispose of 7,790 shares of Class A Common held in a trust created under the Agreement, dated August 25, 2000, with his father (Claiborne R. Rankin) as Trustee. Collectively, the 346,085 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 5.2% of the Class A Common outstanding as of December 31, 2004.

     Following the entry for Claiborne R. Rankin, Jr., under the heading “Item 5. Interest in Securities of the Issuer,” which appears in the Filings, insert the following information with respect to a new Reporting Person:

CUSIP No. 629579 10 3	Page 33 of 37

          Helen R. Butler. Mrs. Butler (a) shares with RMI and the other Reporting Individuals the power to dispose of 338,295 shares of Class A Common held by the Partnership, (b) is deemed to share with her spouse (John C. Butler) the power to vote and dispose of 12,379 shares of Class A Common held by Mr. Butler, including (i) 6,674 shares of Class A Common held in a trust created under the Agreement, dated June 17, 1999, creating a revocable trust for the benefit of Mr. Butler, (ii) 2,800 shares of Class A Common held in his individual retirement account, (iii) as trustee, 1,530 shares of Class A Common held in a trust for the benefit of his minor daughter and (iv) as trustee, 1,375 shares of Class A Common held in a trust for the benefit of his minor son and (c) is deemed to share the power to vote and dispose of 37,917 shares of Class A Common held in a trust, created under Agreement, dated December 29, 1989, with Alfred M. Rankin, Jr. as Trustee for the benefit of Mrs. Butler. Collectively, the 388,591 shares of Class A Common beneficially owned by Mrs. Butler constitute approximately 5.9% of the Class A Common outstanding as of December 31, 2004.

     Following the entry for Helen R. Butler, under the heading “Item 5. Interest in Securities of the Issuer,” which appears in the Filings, insert the following information with respect to a new Reporting Person:

          Julia L. Rankin. Ms. Rankin (a) shares with RMI and the other Reporting Individuals the power to dispose of 338,295 shares of Class A Common, and (b) shares the power to vote and dispose of 4,850 shares of Class A Common held in a Trust created by the Agreement, dated December 21, 2004, with her father (Claiborne R. Rankin), and trustee, for the benefit of Ms. Rankin. Collectively, the 343,145 shares of Class A Common beneficially owned by Ms. Rankin constitute approximately 5.2% of the Class A Common outstanding as of December 31, 2004.

     Following the entry for Julia L. Rankin, under the heading “Item 5. Interest in Securities of the Issuer,” which appears in the Filings, insert the following information with respect to a new Reporting Person:

          Thomas Parker Rankin. Mr. Rankin (a) shares with RMI and the other Reporting Individuals the power to dispose of 338,295 shares of Class A Common held by the Partnership, and (b) has sole power to vote and dispose of 3,400 shares of Class A Common held by Mr. Rankin. Collectively, the 341,695 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 5.2% of the Class A Common outstanding as of December 31, 2004.

          Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On February 7, 2005, to facilitate the exchange by certain partners of the Partnership of up to 400,000 shares of its Class A Common for Class B Common, the partners of the Partnership executed the Letter Agreement, attached as an Exhibit hereto and incorporated herein by reference. Pursuant to the Letter Agreement, the Partnership a transfer of 400,000 shares of Class A Common held by the Partnership to Rankin IV on February 7, 2005. Simultaneous with the transfer, certain Reporting Persons, Clara L. T. Rankin, Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin, Roger F. Rankin and Bruce T. Rankin, became partners of Rankin IV. The transfer was made in exchange for a portion of these Reporting Persons’ interest in the Partnership, as set forth in the Letter Agreement.

CUSIP No. 629579 10 3	Page 34 of 37

     (d) Except for beneficiaries of trusts that are partners of the Partnership and noted herein, no other person is known by the undersigned to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common held by the Partnership.

     (e) The Clara Rankin Annuity Trust ceased to be a more than 5% beneficial owner of Class A Common on October 25, 2004, when it distributed its remaining interest in the Partnership to certain of the Reporting Persons.

CUSIP No. 629579 10 3	Page 35 of 37

Item 7. Material to be Filed As Exhibits.

Exhibit 8.
The Letter Agreement, dated as of February 7, 2005, among the partners of Rankin Associates II, L.P. (incorporated by reference to Exhibit 2 of the Schedule 13D related to the Company’s Class A Common Stock, filed on February 14, 2005, by Rankin Associates IV, L.P. and the other persons named therein).

CUSIP No. 629579 10 3	Page 36 of 37

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005

RANKIN ASSOCIATES II, L.P.
By:	Rankin Management, Inc., its Managing Partner
	By:	/s/ Alfred M. Rankin, Jr. Alfred M. Rankin, Jr., President

RANKIN MANAGEMENT, INC.
By:	/s/ Alfred M. Rankin, Jr. Alfred M. Rankin, Jr., President

REPORTING INDIVIDUALS
Name:	Rankin Management, Inc.
By:	/s/ Alfred M. Rankin, Jr. Alfred M. Rankin, Jr., President, on behalf of himself, and as:

Attorney-in-Fact for Clara L. T. Rankin*
Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara L. T. Rankin Williams*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for Corbin K. Rankin*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*

CUSIP No. 629579 10 3	Page 37 of 37

Attorney-in-Fact for David B. Williams*
Attorney-in-Fact for Scott W. Seelbach*
Attorney-in-Fact for Elizabeth B. Rankin*
Attorney-in-Fact for Thomas P. Rankin*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for Julia L. Rankin*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons in Exhibit 2, at page 16 and Exhibit 4, page 25 and 26 of the Schedule 13D, filed February 18, 1998.